SECURITIES AND EXCHANGE COMMISSION


                                WASHINGTON, D.C.



                                    FORM U-57



                 NOTIFICATION OF FOREIGN UTILITY COMPANY STATUS


                        Filed under section 33(a) of the

             Public Utility Holding Company Act of 1935, as amended


                               Allgas Energy Ltd.

                        (name of foreign utility company)


                                GPU, Inc. ("GPU")

                      (Name of filing company, if filed on
                      behalf of a foreign utility company)

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          Item 1.

               The name of the entity claiming foreign utility company status is Allgas Energy Ltd. ("Allgas Energy").
          Allgas Energy's address is:

                    c/o GPU Electric, Inc.
                    One Upper Pond Road
                    Parsippany, N.J.  07054


               The following is a brief description of facilities used for the distribution at retail of natural or manufactured gas:

               Allgas Energy is a distributor of both natural gas and liquified petroleum gas ("LPG"). Allgas Energy's gas network includes 1927 km of pipelines, with average daily volumes of 559,000 cubic meters, and serves approximately 85,698 customers (57,506 natural gas and 28,192 LPG) in the State of Queensland, Australia. Allgas Energy is also engaged in the retail sale of gas appliances and equipment throughout Australia.

               GPU Electric, Inc. will acquire 10.36% of the ordinary shares of Allgas Energy, which shares are currently owned by The Australian Gas Light Company. GPU Electric, Inc. is a wholly owned subsidiary of GPU.

               The following are the holders of five percent or more of the ordinary shares of Allgas Energy as of October 20, 1997 known to GPU:

          Holder                               Shares       Percentage
          Littleport Pty Limited             1,358,785         12.48%
          Australian Gas Light Company       1,127,499         10.36%
          Mount Lyell Investments Limited      785,874          7.22%
          Suncorp General Insurance Limited    784,310          7.21%
          Perpetual Trustee Company Limited    722,555          6.64%
          Washington H. Soul Pattinson &
          Company Limited                      565,875          5.20%

               The following are the holders of five percent or more of the preference shares of Allgas Energy, as of October 20, 1997 known to
          GPU:

          Holder                        Shares                   Percentage
          Winpar Holdings Limited       75,106                    47.55%
          Jofed Pty Ltd                 11,525                     5.76%

          Item 2.

               The  following  U.S.   public  utility  companies   will  be
          associates  of  Allgas  Energy:  Jersey  Central  Power  &  Light

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          Company,   Metropolitan  Edison  Company  and  Pennsylvania   Electric
          Company, which are wholly-owned subsidiaries of GPU. No such public utility company is acquiring an interest in Allgas Energy.




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               The  undersigned  company has duly caused  this  statement  to be signed on its behalf by the undersigned thereunto duly authorized.


                                    GPU, INC.




                                    By:

                                    Name:   T. G. Howson
                                    Title:  Vice President and Treasurer


          Date:     January 6, 1998